UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49005

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY | MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Sentinel Brokers Company, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

102 Xanadu Place

(No. and Street)

Jupiter **FL** **33477**

(City) | (State) | (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Lawless **561-406-2242** jlawless@sentinelbrokers.com

(Name) | (Area Code – Telephone Number) | (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions

(Name – if individual, state last, first, and middle name)

2000 Banks Road #218 **Margate** **FL** **33063**

(Address) | (City) | (State) | (Zip Code)

04/13/2010 **5036**

(Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Joseph Lawless   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sentinel Brokers Company, Inc.   , as of 12/31   , 2022   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SHANION SNOW
Notary Public - State of Florida
Commission # HH 290758
My Comm. Expires Aug 21, 2026
Bonded through National Notary Assn.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2022

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2022

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of **Sentinel Brokers Company, Inc.**:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Sentinel Brokers Company, Inc.** (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of December 31, 2022 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Sentinel Brokers Company, Inc.'s** auditor since 2018.
Margate, Florida
March 30, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2022

ASSETS		
Current assets:		
Cash	$	3,977,358
Commissions receivable		294,283
Receivable from officer		38,866
Prepaid expenses and other current assets		11,320
Total current assets		4,321,827
Property, plant and equipment, net		571
Total assets	$	4,322,398
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	$	297,661
Accrued payroll		212,231
Income tax payable		81,136
Revolving line of credit – related party		290,144
Note payable – related party		1,016,222
Total current liabilities		1,897,394
COMMITMENTS AND CONTINGENCIES (Note 5)		
Stockholders' equity		
Common stock, 200 shares authorized, 100 shares issued and outstanding on December 31, 2022		-
Preferred stock, $100,000 par value; 1,000 shares authorized, 14 shares issued and outstanding on December 31, 2022		1,364,412
Additional paid-in capital		1,564,724
Accumulated deficit		(504,132)
Total stockholders' equity		2,425,004
Total liabilities and stockholders' equity	$	4,322,398

The accompanying notes are an integral part of these financial statements.

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Operation
For the Year Ended December 31, 2022

Revenue:		
Commission Revenue	$	2,063,669
Total revenue		2,063,669
Costs and expenses:		
Payroll and related costs		995,627
Trade processing fees		227,240
Dues and subscriptions		129,475
Other operating expenses		35,421
Professional fees		35,210
Total costs and expenses		1,422,973
Operating income		640,696
Other income (expense):		
Interest income		5,493
Interest expense		(31,643)
		(26,150)
Income from operations before income taxes		614,545
Income tax expense		(118,660)
Net income	$	495,885

The accompanying notes are an integral part of these financial statements

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	495,885
Adjustments to reconcile net income to net cash used in operating activities:		
(Decrease) increase in asset		
Commissions receivable		(243,897)
Prepaid expenses and other current assets		1,338
Deferred tax asset		37,254
Increase in liabilities:		
Accounts payable and other accrued liabilities		262,045
Accrued payroll		147,539
Income taxes payable		81,136
Net cash provided by operating activities		781,300
Cash flows from financing activities:		
Borrowings of note payable – related party		1,016,222
Borrowings on revolving line of credit – related party		290,144
Shareholder distribution		(263,030)
Issuances of preferred stock		1,364,412
Net cash provided by financing activities		2,407,748
Net increase in cash		3,189,048
Cash at beginning of year		788,310
Cash at end of year		$3,977,358

The accompanying notes are an integral part of these financial statements

5


Sentinel Brokers Company, Inc.
Financial Statements
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2022


	Common Stock		Preferred Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2021	**100**	**$ -**	**-**	**$ -**	**$1,564,724**	**$ (736,987)**	**$ 827,737**
Issuance of preferred stock, net	-	-	14	1,364,412	-	-	1,364,412
Shareholder distribution						(263,030)	(263,030)
Net income	-	-	-	-	-	495,885	495,885
Balance, December 31, 2022	**100**	**$ -**	**14**	**$1,364,412**	**$1,564,724**	**$ (504,132)**	**$2,425,004**


The accompanying notes are an integral part of these financial statements


1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1996. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds and Preferred Stocks between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2022.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

The provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which the company expects to be entitled in exchange for those goods or services.

Brokerage Commissions

The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter party and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is recorded on a straight-line basis and accelerated basis over the estimated useful life of the related assets, which range from three to five
years. Leasehold improvements are amortized over the lesser of the economic life of the improvements or the term of the lease.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalent and marketable securities. The Company maintains cash balances with a commercial bank and cash, money market funds and securities with a brokerage firm. At times amounts with the bank exceeded Federal Deposit Insurance Corporation limits. The amounts at the brokerage firm are covered up to Securities Investor Protection Corporation ("SIPC") limits.

The responsibility for processing customer activity rests with Hilltop Securities, Inc. ("Hilltop"). The Company's clearing and execution agreement provides that Hilltop's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Hilltop records customer transactions on a settlement date basis, which is generally two business days after the trade date. Hilltop is therefore exposed to risk and loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Hilltop may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Hilltop is charged back to the Company.

The Company, in conjunction with Hilltop, controls off-balance-sheet risk by monitoring the market value and marketing securities to market on a daily basis and by requiring adjustments of collateral levels. Hilltop establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statement in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses and expenses. Actual results could vary from the estimates management uses.

Cash

The Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Taxes

Effective May 12, 2021, the Company elected to be taxed as an "C" Corporation for federal and state income tax purposes. The Company is subject to federal and state income taxes. The Company accounts for income taxes under the provisions of ASC 740, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

In accordance with ASC 740, Accounting for Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the accrual of any interest and penalties to recognized tax benefits in income tax expense. At December 31, 2022 the Company did not have any unrecognized tax benefits or liabilities. No interest or penalties were recognized during the period. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. **FAIR VALUE**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

● Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets.

● Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

● Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an equity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bonds, or single-name credit default swap spread and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 of the fair value hierarchy.

Assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Exchange-Traded Equity Securities
Generally valued based on quoted prices from the exchange. To the extent these securities are actively traded valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are in level 2 of the fair value hierarchy.

Municipal Bonds
The fair value of municipal bonds are determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments.

The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bod, or single-named credit default swap spreads and

recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 or the fair value hierarchy.

3. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Hilltop. Hilltop carries all of the accounts of such customers and maintains and preserves such books and records.

4. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c-3 -1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $2,374,247, which was $2,247,754 in excess of its required net capital of $126,493. The Company had an approximate percentage indebtedness to net capital of 80% as of December 31, 2022.

5. COMMITMENTS AND CONTENGICIES

During 2022, the Company occupied no office space and has no outstanding leases.

6. RELATED PARTY DEBT

On May 13, 2021, and later amended in April 2022, the Company entered into a revolving credit promissory note ("Revolving Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The revolving note has an aggregate principal balance up to $3,000,000, to be funded at request of the Company and incurs interest at a rate of 6.65%, payable in areas until the principal is paid in full at the maturity date of May 13, 2023. As of December 31, 2022 and there was approximately $275,000 and $15,421 of principal and unpaid interest outstanding, respectively. For the year ended December 31, 2022, $15,421 was included in interest expense.

On October 20, 2022 the Company entered into a promissory note ("Promissory Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The promissory note has an aggregate principal balance up to $1,000,000, and interest at 8% per annum. The promissory note is due on demand and if no demand is made, all principal and unaccrued interest is due April 20, 2023. As of December 31, 2022 and there was $1,000,000 and $16,222 of principal and unpaid interest outstanding, respectively. For the year ended December 31, 2022, $16,222 was included in interest expense.

7. EQUITY

In September 2022, the Company amended is Certificate of Incorporation to allow the Company to issue 1,200 shares, with no par value, consisting of 200 shares of Common Stock, with no par value, 1,000 shares of Preferred Stock, with no par value, and 15 shares of Series A Preferred Stock, no par value. The Series A Preferred Stock, in the case of a Company liquidation event shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to other holders. The Series A Preferred Stock does not have voting rights. Subsequently, the Company issued 14 preferred shares to Sentinel Brokers, LLC., a related party and majority shareholder, at a face value of $100,000 per share for a total of $1,364,412.

8. INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits which are not expected to be realized.

The following is a summary of the components giving rise to the income tax provision (benefit) for the year ended December 31, 2022:

The benefit for income taxes consists of the following:

Current:		
Federal	$	63,529
State		17,607
Total		81,136
Deferred:		
Federal		37,524
State		-
Total		37,524
Total Tax Expense	$	118,660

There are no deferred tax assets and liabilities as of December 31, 2022.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the year ended December 31, 2022 the Company recognized no interest and penalties.

At December 31, 2022, the Company has $0 in federal net operating loss carryforwards ("NOLs"), available to reduce future taxable income. Under the provisions of the Internal Revenue Code, the net operating losses are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The tax years 2019-2022 generally remain open to examination by major taxing jurisdictions to which the Company is subject.

9. RELATED PARTY TRANSACTIONS

As of December 31, 2022, the Company was owed approximately $39,000 from its CEO and largest shareholder for items the Company purchased on his behalf. This amount is recorded in the accompanying balance sheet as Receivable from officer.

On May 13, 2021, and later amended in April 2022, the Company entered into a revolving credit promissory note ("Revolving Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The revolving note has an aggregate principal balance up to $3,000,000, to be funded at request of the Company and incurs interest at a rate of 6.65%, payable in areas until the principal is paid in full at the maturity date of May 13, 2023. As of December 31, 2022 and there was approximately $275,000 and $15,000 of principal and unpaid interest outstanding, respectively.

On October 20, 2022 the Company entered into a promissory note ("Promissory Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The promissory note has an aggregate principal balance up to $1,000,000, and interest at 8% per annum. The promissory note is due on demand and if no demand is made, all principal and unaccrued interest is due April 20, 2023. As of December 31, 2022 and there was approximately $1,000,000 and $16,000 of principal and unpaid interest outstanding, respectively.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 30, 2023, the date these financial statements were issued, and determined that no addition disclosure is necessary.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2022

Sentinel Brokers Company, Inc.
Supplemental Schedules Required by Rule 17a-5
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation of Aggregated Indebtedness
As of and for the year ended December 31, 2022

Computation of Net Capital

Total Stockholders' equity:		$	2,425,004
Deduct ownership equity not allowable for Net Capital			-
Total capital and allowable subordinated liabilities			2,425,004
DEDUCT:			
Non-allowable asset - receivable from office	38,866		
Non-allowable asset - property, plant and equipment, net	11,320		
Non-allowable asset - prepaid expenses and other current assets	571		
Other (deductions) and/or charges			(50,757)
Net Capital before haircuts on securities positions		$	2,374,247
Haircuts on securities (computed where applicable pursuant to 15c3-1(f))			-
Net Capital		$	2,374,247

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtness)	$	126,493
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed	$	100,000
Net capital requirement (greater of line 18 or 19)	$	126,493
Excess net capital	$	2,247,754
Net capital less greater of 10% of total aggregate indebtedness or 120% of line 19	$	2,184,508

Computation of Aggregate Indebtedness

Current liabilities from Balance Sheet	1,897,394
Total aggregate indebtedness	1,897,394
Percentage of aggregate indebtedness to net capital	79.92%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Sentinel Brokers Company, Inc.
Supplemental Schedules Required by Rule 17a-5
Statement Related to Exemptive Provision (Possession and Control)
As of and for the year ended December 31, 2022

Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and
Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. The name of the clearing firm is Hilltop Securities.

Sentinel Brokers Company, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2022

15



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
of **Sentinel Brokers Company, Inc.:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by **Sentinel Brokers Company, Inc.** and the SIPC, solely to assist you and SIPC in evaluating **Sentinel Brokers Company, Inc.'s** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. **Sentinel Brokers Company, Inc.'s** management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on **Sentinel Brokers Company, Inc.'s** compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of **Sentinel Brokers Company, Inc.** and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 30, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended December 31,2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Sentinel Brokers Company, Inc.
102 Xanadu Place
Jupiter, FL 33477

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph Lawless 561-406-2242

2. A. General Assessment (item 2e from page 2) $ 3,739

B. Less payment made with SIPC-6 filed (exclude interest) (486)

7-27-22
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 3,253

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,253

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 3,253

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SENTINEL BROKERS CO., INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 24 day of FEBRUARY, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1-1-22_
and ending _12-31-22_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _2,084,427_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.   _486,431_

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.   _31,748_

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   _2,602,606_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _104,340_

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   _5,324_

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   _109,664_

2d. SIPC Net Operating Revenues $ _2,492,942_

2e. General Assessment @ .0015 $ _3,739_

(to page 1, line 2.A.)

2

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2022

**Financial Statements and Supplemental Schedules Required by the U.S.
Securities and Exchange Commission**

For the Year-Ended December 31, 2022

March 30, 2023

To Whom it May Concern:

Sentinel Brokers Company, Inc.'s; EXEMPTION REPORT

Sentinel Brokers Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R., 240.17a-5, "Reports to be made by certain broker-dealers"). This exemption report was made as required by 17 C.F.R., 240.17a-S(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R., 240.15c3-3 under the provisions of 17 C.F.R, 240.15c3-3(k)(2)(ii):
2) The Company met the identified exemption provision in 17 C.F.R, 240.15c3-3(k)(2) (ii) throughout the most recent fiscal year without exception.

I, Joseph Lawless, swear that, to the best of my knowledge and belief: this Exemption Report is true and correct.



Joseph Lawless, President



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Stockholder
of **Sentinel Brokers Company, Inc.:**

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **Sentinel Brokers Company, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Sentinel Brokers Company, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) **Sentinel Brokers Company, Inc.** stated that **Sentinel Brokers Company, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **Sentinel Brokers Company, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Sentinel Brokers Company, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 30, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com